UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
MARCH 27, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

**American Express Credit Account Master Trust –
File No. 0-20787-07
American Express Receivables Financing Corporation III LLC -
File No. 333-113579-02
American Express Receivables Financing Corporation IV LLC –
File No. 333-113579-01**

CF# 34838

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American Express Credit Account Master Trust, American Express Receivables Financing Corporation III LLC and American Express Receivables Financing Corporation IV LLC submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 8-K filed on February 28, 2017.

Based on representations by American Express Credit Account Master Trust, American Express Receivables Financing Corporation III LLC and American Express Receivables Financing Corporation IV LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1　　through October 31, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary